PB 10/27

BB 10/29

SECURITIES AND EXCHANGE COMMISSION

06050245

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66841

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Inception (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ni Advisors, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6132 Johnston Drive
(No. and Street)

Oakland, Ca 94611
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sui-Hock Goy 510-306-7777
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shipp, William Weldon
(Name — if individual, state last, first, middle name)

1964 Mountain Blvd Suite 199 Oakland, Ca 94611
(Address) (City) (State) (Zip Code)

PROCESSED
OCT 30 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
SEP 25 2006
WASHINGTON, DC
160

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

10/27 BB

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION.

I, Sui-Hock Goy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NI Advisors, Inc, as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

(signature)
Signature

President
Title

(signature)
Notary Public

VINELL GREENE
Commission # 1598035
Notary Public - California
Alameda County
My Comm. Expires Jul 29, 2009

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- _ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- _ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- _ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- _ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- _ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- _ (m) A copy of the SIPC Supplemental Report
- _ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAM WELDON SHIPP
CERTIFIED PUBLIC ACCOUNTANT

DALLAS-YOUNG BUILDING
1964 MOUNTAIN BOULEVARD, SUITE 199
OAKLAND, CA 94611
(510) 339-8955

Independent Auditor's Report

Board of Directors
Sui-Hock Goy
Ni Advisors, Inc.

I have audited the accompanying statement of financial condition of Ni Advisors Inc. as of June 30, 2006, and the related statement of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ni Advisors Inc. as of June 30, 2006, and the results of their operations and their cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I-IV is presented for the basic financial statements but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William Weldon Shipp

William Weldon Shipp

September 8, 2006

NI ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2006

Assets	
Cash	$ 24,361
Accounts receivable	13,696
Receivable from clearing organization	10,250
Prepaid expenses and deposits	8,846
Furniture, equipment & organization costs at cost $ 9,683 Net of accumulated Amortization & Depreciation of $1,934	7,749
Total Assets	$ 64,902
Liabilities	
Accounts payable	$ 30,646
Total Liabilities	$ 30,646
Stockholders' Equity	
Paid in Capital	$ 105,000
Retained Earnings	<70,744>
Total Stockholders' Equity	$ 34,256
Total Liabilities and Stockholders' Equity	$ 64,902

The accompanying notes are an integral part of these financial statements.

NI ADVISORS INC.
STATEMENT OF INCOME
From Inception to June 30, 2006

Revenues	
Life Insurance Revenue	2,246
Futures Revenue	15,819
Mutual funds	44,222
Other	3,085
Total Revenues	$ 65,372
Expenses	
Employee compensation	$ 38,207
Employee benefits	750
Securities clearance	15,000
Telephone	3,573
Office supplies	893
Regulatory fees & expenses	12,808
Information services	2,009
Occupancy expenses	20,642
Depreciation	462
Travel & Entertainment	20,404
Promotional expenses	395
Professional services	15,012
Miscellaneous	1,686
Business insurance	2,803
Amortization	1,472
Total Expenses	$ 136,116
Income <loss> before income taxes	$ <70,744>
Income taxes	$ 0
Net Income <loss>	$ <70,744>

The accompanying notes are an integral part of these financial statements.

NI ADVISORS INC.
STATEMENT OF CASH FLOWS
From Inception to June 30, 2006

Cash flows from operating activities:		
Net Income <loss> (see Footnote) *	$ <70,744>	
Add (Deduct) to reconcile net income to net cash increase		
Amortization	$ 1,472	
Depreciation expense	462	
Accounts receivable increase	<13,696>	
Receivables from clearing org. decrease	<10,250>	
Prepaid expenses & other increase	<8,846>	
Organization cost increase	<4,900>	
Accounts Payable increase	30,646	
Net Cash outflows from Operating activities		$ <75,856>
Cash flows from investing activities:		
Cash outflows:		
Office Equipment purchase	$ <922>	
Software Purchased	<3,861>	
Net cash outflow from investing Activities		$ < 4,783>
Cash flow from financing activities:		
Cash inflows:		
Capital paid in	$ 10,5000	
	$ 10,5000	
Net cash inflows from financing activities		$ 105,000
Net increase (decrease) in cash during year		$ 24,361
Cash balance Beginning of Period		$ 0
Cash balance End of Year		$ 24,361

*Includes income taxes paid $ 0 and interest paid $0
The accompanying notes are an integral part of these financial statements.

NI ADVISORS INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

June 30, 2006

	Paid In Capital	Retained Earnings	Stockholders' Equity
Balance Inception	$ 0	$ 0	$ 0
Paid in Captial	105,000		105,000
Net Income <loss>		<70,744>	<70,744>
Balance June 30, 2006	$ 105,000	$ <70,744>	$ 34,256

The accompanying notes are an integral part of these financial statements.

NI ADVISORS INC.
NOTES TO FINANCIAL STATEMENTS
June, 2006

Note 1 Summary of Significant Accounting Policies

Ni Advisors, Inc., a securities broker-dealer, was incorporated in the State of California January 1, 2005, and became a member of the NASD April 1, 2005. The company is licensed in California

Securities transactions are reflected in these financial statements as of the trade date for principal transactions and agency transactions. Commission income and expense is recorded in these financial statements as of the trade date also.

Depreciation of office furniture and equipment is provided on a straight line basis using an estimated useful life of three and five years. Amortization of organization costs is provided on a straight line basis over an estimated life of five years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 Operating Lease

The Company leases office space in Foster City, CA under a lease dated November 1, 2005. The lease expires in three years. The monthly rental cost is $2,949.00.

Note 3 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15C3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to new capital, both as defined, shall not exceed 1500% of net capital. At June 30, 2006, the Company had net capital of $5,061, which was $61 in excess of the required net capital of $5,000. The Company's net capital ratio was 6.

Note 4 Contingent Liabilities

The Company is presently not contingently liable as a defendant in any lawsuits.

HOEFER & ARNETT, INC.
COMPUTATION OF NET CAPITAL
May 31, 2006

Schedule I

1	Total Ownership Equity (o/e)	$ 34,256
2	Deduct o/e not allowable for net capital	
3	Total o/e qualified for net capital	$ 34,256
4	Add:	
	a. Allowable subordinated liabilities	$ 0
	b. Other deductions or credits	
	Description Amount	
5	Total cap and allowable subloans	$ 34,256
6	Deductions &/or charges	
	a. Total non-allowable assets	$ 29,195
	b. Secured demand note deficiency	
	c. Cap chrgs for spot & commodity futures	
	d.. Other deductions &/or charges	
7	Other additions &/or allowable credits	
	Description Amount	
		<29,195>
		$ <5,061>
8	Net capital before haircuts	
9	Net Capital	$ <5061>

NI ADVISORS INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
June 30, 2006

Schedule II

10	Minimum net capital required (based on aggregate indebtedness) 6 2/3% x Line 19	$ 2,041
11	Minimum dollar requirement	5,000
12	Net Cap requirement (greater of Line 11 or 12)	5,000
13	Excess net capital (Line 10 – Line 13)	61
14	Exc net cap @ 1000% (line 10 – 10% of AI)	1,996

Computation of Aggregate Indebtedness

15	Total AI liab from Balance Sheet	30,646
16	Add:	
	a. Drafts for immediate credit	
	b. Mkt val of sec borrowed where no Equiv value is paid or credited	
	c. Other unrecorded amounts	
	Description Amount	
17	Total Aggregate Indebtedness	$ 30,646
18	Ratio of AI/NC	6
19	Percentage of debt to debt equity	-0-

NI ADVISORS INC.
EXEMPTIONS UNDER SEC RULE 15c3-3
As of May 31, 1998 Restated
June 30, 2006

Schedule III

EXEMPTIVE PROVISIONS:

25 If an exemption from Rule 15c3-3 is claimed, mark the appropriate rule section with an "X":

A (k) (1) Limited business (mutual funds and/or life insurance only)

B (k) (2) (i) "Special Account for Exclusive Benefit of Customers" maintained.

C (k) (2) (ii) All customer transactions cleared through another broker-dealer on a fully disclosed basis. X

Clearing Firm SEC #s	Clearing Firm Name	Product Code
8-42095	Penson Financial Services, Inc.	All
8-49582	Global-American Investments, Inc.	All

D (k) (3) Exempted by order of the commission

NI ADVISORS INC.
RECONCILIATION OF NET CAPITAL COMPUTATIONS
June 30, 2006

Schedule IV

	June 30, 2006
Net Capital per Broker Dealer Part II Focus Report	$ 14,403
Receivable Mutual Funds	<1,054>
Receivable Sui Hock-Goy	10,000
Accounts Payable	<18,288>
Net Capital per Audit computation	$ 5,061

WILLIAM WELDON SHIPP
CERTIFIED PUBLIC ACCOUNTANT

DALLAS YOUNG BUILDING
1964 MOUNTAIN BOULEVARD, SUITE 199
OAKLAND, CA 94611
(510) 339-8955

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Ni Advisors, Inc.

I have examined the financial statements of Ni Advisors, Inc. for the period ended June 30, 2006 and have issued my report thereon dated September 8, 2006. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent I considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Ni Advisors, Inc. that I considered relevant to the objectives stated in rule 17a-5 (g) (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11). I did not review the practices and procedures followed by the Company (I) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulations T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a(5) (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Ni Advisors, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

William Weldon Shipp

William Weldon Shipp

September 8, 2006